SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                          Cummins Engine Company, Inc.
                         ------------------------------

                                (Name of Issuer)

                                  Common Stock
                                 --------------
                         (Title of class of securities)

                                  231021 10 6
                                 -------------
                                 (CUSIP number)
                John M. Rintamaki, Secretary, Ford Motor Company
           The American Road, Dearborn, Michigan 48121 (313) 322-3000
           ----------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 3, 1997
                                ---------------
             (Date of event which requires filing of this statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

  Check the following box if a fee is being paid with the statement ___ .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

 -------------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 231021 10 6                13D                 Page 2 of 8 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Ford Motor Company, I.R.S. Identification No. 38-0549190

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)___
                                                              (b)___


3        SEC USE ONLY

4        SOURCE OF FUNDS*

                                       WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)  ___

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

NUMBER OF     7    SOLE VOTING POWER

SHARES             1,900,000 shares of Common Stock, par value $2.50 per share
                   ("Common Stock")
BENEFICIALLY
              8    SHARED VOTING POWER
OWNED BY
                   None
EACH

REPORTING     9    SOLE DISPOSITIVE POWER

PERSON WITH        1,900,000 shares of Common Stock

             10    SHARED DISPOSITIVE POWER

                   None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,900,000 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ___

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.8%

14       TYPE OF REPORTING PERSON*
                                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 231021 10 6                13D                 Page 3 of 8 Pages
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Item 1.  Security and Issuer.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 1 of Ford Motor Company's Schedule 13D dated July 16, 1990 (the "Initial Schedule 13D") relating to its initial acquisition of the Common Stock of Cummins Engine Company, Inc. (the "Issuer").]

     This statement relates to the Common Stock of Cummins Engine Company, Inc., whose principal executive offices are located at 500 Jackson Street, Columbus, Indiana 47202-3005.

Item 2.  Identity and Background.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 2 of the Initial Schedule 13D.]

     This statement is filed by Ford Motor Company, a Delaware corporation ("Ford"). The principal executive offices of Ford are located at The American Road, Dearborn, Michigan 48121.

     The principal business of Ford and its consolidated subsidiaries consists of the manufacture, assembly and sale of cars and trucks and related parts and accessories. In the United States, Ford markets cars and trucks in various price classes and body styles. Ford also is engaged in the financial services business, including financing and insurance, savings and loan operations and vehicle and equipment leasing. In addition, Ford manufactures, assembles and sells farm and industrial tractors and markets related farm, industrial and construction equipment. Outside the United States, cars and trucks are manufactured or assembled by subsidiaries of Ford in Germany, Great Britain, Canada, Spain, Australia, Argentina, Brazil, Mexico, Venezuela and certain other countries. Tractors and construction equipment parts and components are manufactured by Ford subsidiaries in Great Britain, Belgium, Brazil and France for assembly in these and certain other countries. The automotive and tractor and equipment products of Ford and its subsidiaries are sold in most of the markets of the free world.

     Information concerning the executive officers and directors of Ford is set forth in Attachment I and Attachment II hereto, which are incorporated by reference in this statement as if fully set forth herein. The business address of each such officer except Mr. Hayden is c/o Ford Motor Company, The American Road, Dearborn, Michigan 48121. The business address of Mr. Hayden is c/o Ford of Europe Incorporated, Eagle Way, Brentwood, Essex CM13 3BW, England.

     Except for Mr. Hayden, who is a citizen of the United Kingdom, each officer and director of Ford is a citizen of the United States of America.

Legal Proceedings

     During the last five years, neither Ford nor, to the best knowledge of Ford, any of its executive officers or directors identified in Attachments I and II, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 231021 10 6                13D                 Page 4 of 8 Pages
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Item 3.  Source and Amount of Funds or Other Consideration.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 2 of the Initial Schedule 13D.]

     Ford paid to the Issuer, out of working capital of Ford, the sum of $100,000,000 for one share of the Issuer's Series F Convertible Preference Stock (the "Series F Preference Stock").

Item 4.  Purpose of Transaction.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 2 of the Initial Schedule 13D.]

     Ford acquired the Series F Preference Stock for investment under an Investment Agreement with the Issuer dated July 16, 1990. A copy of the Investment Agreement is appended hereto as Exhibit 1 and is incorporated by reference. The description herein of the Investment Agreement is qualified in its entirety by the complete text of Exhibit 1.

     The Series F Preference Stock, which has no voting rights, will convert into 1,600,000 shares of Common Stock of the Issuer upon (i) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in respect of the convertibility of the Series F Preference Stock and (ii) the listing, subject to notice of issuance, of the shares of Common Stock into which the Series F Preference Stock is convertible on the New York Stock Exchange or as otherwise provided in Section 3.1(c) of the Investment Agreement. Ford expects to make the Premerger Notification filing under the HSR Act within the next few days, and, following such filing and termination of the waiting period thereunder, the Series F Preference Stock will automatically convert into 1,600,000 shares of Common Stock of the Issuer without further action by Ford. If conversion of the Series F Preference Stock does not occur within certain time periods specified in the Investment Agreement, the Issuer is obligated, at the election of Ford, to repurchase the Preference Stock in exchange for the purchase price ($100,000,000) plus accrued but unpaid dividends. Until conversion of the Series F Preference Stock occurs, the Issuer will pay dividends quarterly on each full share thereof at the annual rate of $3,250,000. The Articles of Amendment of the Issuer's Restated Articles of Incorporation relating to the Series F Preference Stock are set forth as Exhibit A to the Investment Agreement.

     Upon the conversion of the Series F Preference Stock, Ford will be entitled to designate one person for election to the Issuer's Board of Directors. Commencing with the 1992 annual meeting, Ford will be entitled to designate a number of directors proportional to its ownership interest (rounded down to the nearest whole number), provided, however, that if Ford holds at least 20% of the voting power of the then outstanding Voting Securities (as defined in the Investment Agreement) Ford will be entitled to designate at least two directors. Ford's designations will be made after consultation with the Issuer and must be reasonably satisfactory to the Issuer. The Issuer is obligated to use its reasonable best efforts to cause Ford's designees to be elected, including recommending to its Board of Directors the inclusion of Ford's designees in the slate of nominees recommended by the Board to the Issuer's stockholders. The Issuer has represented to Ford that it has taken all steps necessary to increase the size of its Board of Directors and to fill a vacancy thereon created by such increase in size with Ford's designee effective upon the conversion of the Series F Preference Stock into Common Stock. Ford's right to designate directors for election to the Issuer's Board of Directors will terminate if Ford sells Voting Securities such that it ceases to own at least 10% of the total voting power of then outstanding Voting Securities.
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CUSIP No. 231021 10 6                13D                 Page 5 of 8 Pages
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     Section 3.2 of the Investment Agreement contains certain standstill, voting, sales and other restrictions applicable to Ford with respect to Voting Securities of the Issuer. Included among such restrictions is a percentage limitation on shares of Voting Securities Ford may own during the term of the Agreement. Such percentage limitation, initially set at 10.8% of the total voting power of all outstanding Voting Securities, would increase upon the occurrence of certain specified events, including Ford's exercise of rights to purchase additional Voting Securities under Section 3.1(g) of the Investment Agreement and under the Stock Option Agreement attached hereto as Exhibit 2 and incorporated by reference herein. Ford has agreed to vote its Voting Securities of the Issuer for the election of all nominees included in the Company's slate of directors at each shareholders' meeting of the Issuer. Ford is not otherwise restricted in the manner in which it may vote its Voting Securities on any matter submitted to the Issuer's shareholders.

     The Issuer has amended the Rights Agreement (Exhibit 3 hereto), dated as of September 9, 1986, between the Issuer and the Rights Agent (as defined therein) to permit the acquisition by Ford of Common Stock of the Issuer as provided for in the Investment Agreement and has agreed to make additional amendments thereto as provided in Section 3.1(i) of the Investment Agreement.

     The term of the Investment Agreement is for a minimum of six years and continues until the earlier to occur of (i) Ford ceasing to beneficially own at least 5.0% of the total voting power of all the then outstanding Voting Securities and (ii) ten years; provided, however, that certain provisions of the Investment Agreement, as set forth in Section 5.1. thereof, survive termination. For so long as Ford beneficially owns 15% or more of the outstanding Voting Securities as a result of acquisitions of such securities during the term of the Investment Agreement, Ford has agreed that it will not commence a tender offer or exchange offer for Voting Securities or Voting Security Equivalents (as defined in the Investment Agreement), except as permitted in Section 3.2(f) of the Investment Agreement, or engage in certain other activities, as described in Sections 3.2(a) (ii) and (iii), unless requested or permitted in writing in advance by the Issuer. For so long as Ford beneficially owns 5% or more of the Voting Securities, it has agreed not to act in concert with Tenneco Inc. and Kubota Corporation, each of which purchased convertible preference stock from the Issuer effective July 16, 1990, with respect to the activities set forth in Sections 3.2(a)(i) through (ix) of the Investment Agreement.

     While Ford has no current plans to acquire additional securities of the Issuer, Ford has an option to purchase from the Issuer 1,480,702 shares of Common Stock exercisable over a six-year period from the date of the Stock Option Agreement. If such option shares, when added to those owned by Ford at the time of exercise of the option, do not represent at least 20% of the voting power of all then outstanding Voting Securities (provided Ford has not sold any Common Stock as permitted in Section 3.2(b)(v) of the Investment Agreement), then Ford may purchase in the open market the number of additional Voting Securities of the Issuer required to reach the 20% level. The per share price to be paid by Ford to the Issuer upon the exercise of the option will be at least 120% of the average market price over the 30 trading days prior to exercise, subject to certain exceptions set forth in the Stock Option Agreement.

     In addition to Ford's right to purchase option shares, if the Issuer issues or sells, or proposes to issue or sell, to any person Voting Securities or Voting Security Equivalents representing, in the aggregate, a percentage greater than 10% of the total voting power of all Voting Securities then outstanding (the "Higher Percentage"), then, under Section 3.1(g)(ii) and (iii) of the Investment Agreement, Ford, at its election, may purchase from the Issuer, for the same consideration (or cash equivalent thereof) per share and on the same terms, that number of Voting Securities or Voting Security Equivalents as would result in Ford holding the Higher Percentage. In the event of any proposed issuance of Voting Securities or Voting Security Equivalents, Ford has the right to purchase from the Issuer Voting Securities or Voting Security Equivalents

CUSIP No. 231021 10 6                13D                 Page 6 of 8 Pages
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in order to maintain its percentage of the total voting power of Voting
Securities. As an additional purchase right of Ford, under Section 1.6 of the Stock Option Agreement, if one or more Manufacturers (as defined in the Investment Agreement) (i) files a Schedule 13D regarding the acquisition of Voting Securities of the Issuer in the open market or through privately negotiated transactions or (ii) makes an HSR Act filing evidencing an intent to acquire such Voting Securities, the Issuer must give Ford notice thereof and Ford will have the right to purchase from the Issuer, if the Issuer so elects, or through open market purchases, additional Voting Securities in an amount equal to the highest total voting power owned by any such Manufacturer up to 10% of the total voting power of the Issuer's Voting Securities at the time of acquisition.

     For the term of the Investment Agreement, the Issuer has agreed not to issue or sell Voting Securities or Voting Security Equivalents to any Manufacturer (as defined in Section 3.1(h)). This provision does not apply to Voting Securities issued in a widespread public distribution.

     Except as stated above, neither Ford nor, to the best knowledge of Ford, any person identified in Attachments I and II, has any plans or proposals as of the date hereof which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  any action similar to any of these enumerated above.

     [The following information is furnished as part of Ford's Amendment No. 1 to the Initial Schedule 13D and supplements the information set forth under Item 4 of the Initial Schedule 13D restated above.]

     In 1993, the Issuer effected a 2-for-1 stock split in the form of a 100% stock dividend, thereby increasing the number of shares of Common Stock of the Issuer owned by Ford to 3,200,000 shares from 1,600,000 shares.

CUSIP No. 231021 10 6                13D                 Page 7 of 8 Pages
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    On January 3, 1997, the Issuer repurchased from Ford, at a price of $44.25 per share, 1,300,000 shares of Common Stock of the Issuer owned by Ford.
As a result of this transaction, which reduced the percentage of the issued and outstanding Common Stock of the Issuer beneficially owned by Ford to 4.8%, the Investment Agreement terminated by its terms, except to the extent that certain provisions thereof survive termination as provided in Section 5.1 thereof. In addition, on July 16, 1996, the Stock Option Agreement, under which the Issuer had granted Ford an option to purchase 1,480,702 shares of the Issuer's Common Stock, expired by its terms.

Item 5.    Interest in Securities of the Issuer.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 2 of the Initial Schedule 13D.]

     (a) The Series F Preference Stock is, and the Common Stock into which it will convert will be, beneficially owned by Ford. The 1,600,000 shares of Common Stock issuable to Ford upon conversion of the Series F Preference Stock represent 10.8% of the issued and outstanding Common Stock as of July 10, 1990, after giving effect to conversion of the Series T and Series K Convertible Preference Stock issued to Tenneco and Kubota, respectively, as of July 16, 1990, and the issuance of Common Stock under the Agreement, dated as of July 16, 1990, between the Issuer and J.I. Miller, X. Miller and C.M. Tangeman. Assuming all such conversions and issuances of Common Stock, Ford's 1,600,000 shares of Common Stock, when added to the 1,480,702 shares of Common Stock that Ford has an option to purchase from the Issuer under the Stock Option Agreement, represent 18.9% of the Issuer's issued and outstanding Common Stock as of July 10, 1990. To the best knowledge of Ford, none of the individuals identified in Attachments I and II owns beneficially any shares of the Issuer's Common Stock.

     (b) Upon conversion of the Series F Preference Stock, and upon exercise of the option set forth in the Stock Option Agreement, Ford will have the sole power to vote and the sole power to dispose of all of the shares of Common Stock beneficially owned by Ford.

     (c) In the past 60 days, neither Ford nor, to the best knowledge of Ford, any of the individuals identified in Attachments I and II, has engaged in any transaction in the classes of securities covered by this statement except for the transaction herein reported on.

     (d) No person other than Ford has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer herein reported on.

     (e) Not applicable.

     [The following information is furnished as part of Ford's Amendment No. 1 to the Initial Schedule 13D and supplements the information set forth under Item 5 of the Initial Schedule 13D restated above.]

     (a) As of the date of this Amendment No. 1 to the Initial Schedule 13D, Ford is the beneficial owner of 1,900,000 shares of Common Stock of the Issuer, which represents 4.8% of the issued and outstanding Common Stock of the Issuer.

     (b) Ford has the sole power to vote or direct the vote of all 1,900,000 shares of the Issuer's Common Stock owned by Ford as of the date of this Amendment No. 1 to the Initial Schedule 13D and the sole power to dispose or to direct the disposition of such shares.
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CUSIP No. 231021 10 6                13D                 Page 8 of 8 Pages
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     (c) Neither Ford nor, to the knowledge of Ford, any current executive officer or director of Ford has had any transactions in the Common Stock of the Issuer within the past 60 days.

     (d) No person other than Ford has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale by Ford of, the 1,900,000 shares of the Issuer's Common Stock herein reported on.

     (e) On January 3, 1997, Ford ceased to be the beneficial owner of more than five percent of the issued and outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 2 of the Initial Schedule 13D.]

     Except as described in Item 4 above and as set forth in the Investment Agreement and the Stock Option Agreement which are attached hereto and incorporated herein, neither Ford nor, to the best knowledge of Ford, any of the individuals identified in Attachments I and II, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Exhibits.

     [Pursuant to Rule 13d-2(c), the following information is restated in its entirety from Item 2 of the Initial Schedule 13D.]

     1. Investment Agreement, dated July 16, 1990, between Ford and the Issuer.

     2. Stock Option Agreement, dated July 16, 1990, between Ford and the
Issuer.

     3. Amendment No. 4, dated as of July 13, 1990, to the Rights Agreement, dated as of September 9, 1986, between Issuer and the Rights Agent.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     January 3, 1997



                                            FORD MOTOR COMPANY



                                            By: /s/J. M. Rintamaki
                                                ------------------------
                                                J. M. Rintamaki
                                                Secretary